AB 503/5/03

03012687

SECURITIES ... ION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2003
WASH, D.C. 155

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1,2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William R. Parker
DBA BILL PARKER AGENCY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4528 MILLRACE ROAD
(No. and Street)

SACRAMENTO (City) CA (State) 95864-0826 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM R. PARKER (916) 486-0783
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MISTRETTA -TINSETH
(Name – *if individual, state last, first, middle name*)

740 UNIVERSITY AVENUE, SUITE 160 (Address) SACRAMENTO (City) CA (State) 95825 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 17 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ~~WILLIAM~~ Brenda L. R. PARKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BILL PARKER AGENCY, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 2/26/03

PARTNER
Title

See attached
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of Ca
County of SACRAMENTO } ss.

Subscribed and sworn to (or affirmed) before me this 26th (Date) day of February (Month) 2003 (Year), by

(1) BRENDA L PARKER
Name of Signer(s)

(2) ____________________.
Name of Signer(s)

ANN L. SPENCER
COMMISSION #1229264
NOTARY PUBLIC - CALIFORNIA
SACRAMENTO COUNTY
MY COMM. EXPIRES JUL 18, 2003

Ann L Spencer
Signature of Notary Public

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: annual audit Report

Document Date: ____________ Number of Pages: ________

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER

BILL PARKER AGENCY [13]

SEC FILE NO. 8-20744 [14]

FIRM ID. NO. 2N06783 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

4528 MILLRACE ROAD [20]
(No. and Street)

SACRAMENTO [21] CA [22] 95864 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY) JANUARY 1, 2002 [24]

AND ENDING (MM/DD/YY) DECEMBER 31, 2002 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM R. PARKER [30]

(Area Code)—Telephone No. (916) 486-0783 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 26th day of FEBRUARY 2003

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

MISTRETTA -TINSETH

70

ADDRESS Number and Street	City	State	Zip Code
740 UNIVERSITY AVENUE, SUITE 160	SACRAMENTO	CA	95825
71	72	73	74

Check One

(XX) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
50	51	52 5	3

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BILL PARKER AGENCY | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) DECEMBER 31, 2002 [99]

SEC FILE NO. 8-20744 [98]

Consolidated [19]

Unconsolidated [19]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 6,383	200			$ 6,383	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other	11,983	300	$	550	11,983	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		88
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes: market value of collateral:		470		640		89
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		90
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships — Due from partner		480	6,415	670	6,415	91
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	3,106	680	3,106	92
11. Other assets		535		735		93
12. TOTAL ASSETS	$ 18,366	540	$ 9,521	740	$ 27,887	94

OMIT PENN

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BILL PARKER AGENCY as of DECEMBER 31, 2002

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other			1115		1305		1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other commissions payable		12, 447	1205		1385	12, 447	1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders $	970						
2. Includes equity subordination (15c3-1 (d)) of .... $	980						
B. Securities borrowings, at market value: from outsiders $	990				1410		1720
C. Pursuant to secured demand note collateral agreements:					1420		1730
1. from outsiders $	1000						
2. Includes equity subordination (15c3-1 (d)) of .... $	1010						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 12,447	1230	$ none	1450	$ 12,447	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners	$	1020)	15,440	1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock				1792
C. Additional paid-in capital				1793
D. Retained earnings				1794
E. Total				1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 15,440	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 27,887	1810

OMIT PENNIES

BASIC FILERS ONLY

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BILL PARKER AGENCY

For the period (MMDDYY) from 01/01/02 [3932] to 12/31/02 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions mutual funds and variable annuties	181,679	3939
d. Total securities commissions	181,679	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue includes interest of $59 and insurance commission of $34,456	34,515	3995
9. Total revenue	$ 216,194	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers commissions	$ 199,364	4120
11. Other employee compensation and benefits		4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	840	4195
15. Other expenses	15,574	4100
16. Total expenses	$ 215,778	4200

NET INCOME

17. Net Income (loss) before Federal Income taxes and items below (Item 9 less Item 16)	$ 416	4210
18. Provision for Federal Income taxes (for parent only)		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal Income taxes of [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal Income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal Income taxes and extraordinary items	$ 416	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items	$	4211

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BILL PARKER AGENCY as of DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 15,440	3480
2. Deduct ownership equity not allowable for Net Capital			(9,521)	3490
3. Total ownership equity qualified for Net Capital			5,919	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 5,919	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	( )	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 5,919	3750

OMIT PENNIES

NET CAPITAL PER FOCUS REPORT FILED FOR THE QUARTER ENDING DECEMBER 31, 2002	$ 12, 394
CORRECT CASH BALANCE vs. DUE FROM PARTNER AT DECEMBER 31, 2002	(6,415)
CORRECT ACCRUAL OF ACCOUNTS PAYABLE AT DECEMBER 31, 2002	(60)
NET CAPITAL PER DECEMBER 31, 2002	5, 919

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BILL PARKER AGENCY as of DECEMBER 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	834	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	919	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	4,674	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$		3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	12,447	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	2.10	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BILL PARKER AGENCY

For the period (MMDDYY) from 01/01/02 to 12/31/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 29,101	4240
A. Net income (loss)			416	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of partner withdrawals	$ 14,077	4272)	(14,077)	4270
2. Balance, end of period (From item 1800)			$ 15,440	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ NONE	4300
A. Increases	NONE	4310
B. Decreases	NONE	4320
4. Balance, end of period (From item 3520)	$ NONE	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BILL PARKER AGENCY as of DECEMBER 31, 2002

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—~~$2,500~~ $5,000 capital category as per Rule 15c3-1		X	4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335		4570
D. (k) (3)—Exempted by order of the Commission			4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

3/78

BILL PARKER AGENCY

(A PARTNERSHIP)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
Year ended December 31, 2002

MT MISTRETTA-TINSETH
Certified Public Accountants
Financial Management Consultants

MISTRETTA - TINSETH
Certified Public Accountants – Financial Management Consultants

740 University Ave., Suite 160
Sacramento, CA 95825
916-929-6902
916-929-7068 Fax

Robert Mistretta, CPA, MBA
Cheryl A. Tinseth, CPA, MS Taxation

INDEPENDENT AUDITOR'S REPORT

To The Partners
Bill Parker Agency
Sacramento, California

We have audited the accompanying balance sheet of Bill Parker Agency (a partnership), as of December 31, 2002 and the related statements of income and partners' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bill Parker Agency, as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Also, we have prepared and examined the supplementary schedules (pages 1 through 7 of Form X-17a-5(a)), which precede the aforementioned financial statements, and, in our opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Mistretta-Tinseth

February 24, 2003

BILL PARKER AGENCY
(A PARTNERSHIP)
BALANCE SHEET
December 31, 2002

ASSETS

Current Assets	
Cash	$ 6,383
Commissions receivable	11,983
Due from partner	6,415
Total Current Assets	24,781
Furniture and Equipment, at cost, less accumulated depreciation of $35,671	3,106
Total Assets	$ 27,887

LIABILITIES AND PARTNERS' EQUITY

Current Liabilities	
Commissions payable	$ 12,387
Accounts payable	60
Total Current Liabilities	12,447
Partners' Equity	15,440
Total Liabilities and Partners' Equity	$ 27,887

See accompanying notes and auditors' report.

BILL PARKER AGENCY
(A PARTNERSHIP)
STATEMENT OF INCOME AND PARTNERS' EQUITY
Year ended December 31, 2002

Commission Income	$ 216,135
Expenses	
Commissions	199,364
Insurance	1,650
Office expense	3,667
Advertising	536
Repairs	85
Dues and publications	375
Bank charges	42
Telephone	1,422
Licenses and fees	840
Postage	747
Computer software and supplies	1,086
Accounting and auditing	3,150
Travel, lodging and meals	627
Meetings and seminars	151
Depreciation	2,036
Total Expenses	215,778
Net Income (Loss) From Operations	357
Other Income	
Interest income	59
Total Other Income	59
Net Income (Loss)	416
Partners' Equity, December 31, 2001	29,101
Partners' Withdrawals	(14,077)
Partners' Equity, December 31, 2002	$ 15,440

See accompanying notes and auditors' report.

BILL PARKER AGENCY
(A PARTNERSHIP)
STATEMENT OF CASH FLOWS
Year ended December 31, 2002

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows From Operating Activities	
Net income (loss)	$ 416
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,036
Changes in assets and liabilities:	
Increase in commissions receivable	(1,703)
Increase in commissions payable	10,096
Increase in accounts payable	29
Total Adjustments	10,458
Net Cash Provided By Operating Activities	10,874
Cash Flows From Financing Activities	
Partner Advance	(6,415)
Partner's Withdrawals	(14,077)
Net Cash Used By Financing Activities	(20,492)
Net Increase (Decrease) in Cash	(9,618)
Cash and cash equivalents, December 31, 2001	16,001
Cash and cash equivalents, December 31, 2002	$ 6,383

Supplementary Disclosure of Cash Flow Information

There was no interest paid during the period.

Disclosure of Accounting Policy

For purposes of the Statement of Cash Flows, the Company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

See accompanying notes and auditors' report.

BILL PARKER AGENCY
(A PARTNERSHIP)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002

Note 1: Summary of Significant Accounting Policies

The following items comprise the significant accounting policies of the Company. The policies reflect industry practices and conform to generally accepted accounting principles.

Company's Activities

The Company is engaged in the sale of variable annuities, mutual funds and life insurance to individuals, organizations and businesses in Northern California and Nevada. Commissions are paid by the issuing companies to Bill Parker Agency, which in turn pays commissions to its two partners as security representatives/life agents.

Furniture and Equipment

The Company depreciates furniture and equipment using the straight-line method over the estimated useful lives of the assets, which are five to seven years.

Partners' Salaries

No provision has been made for salaries for the partners.

Income Taxes

No provision has been made for income taxes as the liability, if any, is that of the partners.

Note 2: Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2002:

	Cost	Accumulated Depreciation	Net Book Value
Office furniture and equipment	$ 12,019	$ 11,495	$ 524
Computer equipment	26,758	24,176	2,582
	$ 38,777	$ 35,671	$ 3,106

BILL PARKER AGENCY
(A PARTNERSHIP)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002

Note 3: Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain net capital of not less than $5,000. At December 31, 2002, the Company had net capital of $5,919.

Note 4: Related Party Transactions

All commissions payable at December 31, 2002 and commissions expense for the year ended December 31, 2002 included in the balance sheet and statement of income, respectively, was earned by the partners.

Note 5: Partnership Contract of Sale

Effective January 1, 1999, the prior sole proprietor and current majority partner entered into an agreement to transfer ownership interests in the Company from himself to his daughter (minority partner) at a rate of 10% per year for five years. As a result of the agreement, the Bill Parker Agency converted effective January 1, 1999 to a partnership from a sole proprietorship. At December 31, 2003, the minority partner has the right to purchase the remaining fifty percent interest from the majority partner, payable with an interest bearing note, with annual payments beginning December 31, 2003 and all outstanding principal and interest payable on December 31, 2008, at which date the minority partner would become the sole owner of the Company.

BILL PARKER AGENCY
(A PARTNERSHIP)
December 31, 2002

Bill Parker Agency does not retain customer funds or customer securities. The following schedules are inapplicable and thus have not been prepared:

- Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
- Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3
- A Reconciliation pursuant to Rule 17a-5(d)(4)

MT MISTRETTA - TINSETH
Certified Public Accountants – Financial Management Consultants

740 University Ave., Suite 160
Sacramento, CA 95825
916-929-6902
916-929-7068 Fax

Robert Mistretta, CPA, MBA
Cheryl A. Tinseth, CPA, MS Taxation

SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To The Partners
Bill Parker Agency
Sacramento, California

We have examined the financial statements of Bill Parker Agency for the year ended December 31, 2002 and have issued our report thereon dated February 24, 2003. As part of our examination, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system. The Company is exempt from compliance with Rule 15c3-3. No facts came to our attention indicating that the conditions of the exemption had not been complied with during the period. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgment by Management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by Management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding instructions, mistakes of judgment, carelessness, or other personnel factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by Management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2002, which was made for the purposes set forth in the first paragraph above, and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weakness that we believe to be material except that substantially all accounting functions are performed or directed by one individual (partner). This lack of segregation of duties allows opportunity for accounting improprieties to occur without collusion. Although, not a formal control, each of the partners has full access to all accounting records and is extremely familiar with the transactions and business activities of the Partnership.

Mistretta-Tinsch

February 24, 2003